Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream Launches First-Of-Its-Kind Carbon Offset Program Platform (COPP)™: A Groundbreaking Blockchain-Based Environmental Project Management Platform

Blockchain-powered platform brings additional transparency, integrity, and accessibility to DevvStream portfolio

VANCOUVER, BC, October 10, 2023 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, today announced the launch of its environmental project management platform, the Carbon Offset Program Platform (COPP). By leveraging the power of blockchain technology to provide a comprehensive and unalterable record of DevvStream’s carbon offset projects, the COPP platform provides a new standard of transparency, integrity, and accessibility to carbon offset projects in DevvStream’s portfolio.

DevvStream’s COPP is a program management tool developed in-house to manage DevvStream’s portfolio of offset programs, including the recently announced Buildings and Facilities Carbon Offset Program (BFCOP). COPP provides comprehensive information about these programs and its participants, methodologies used, and more, making them accessible to the public via Devvio’s blockchain platform. The Company is currently in the development phase of the public interface accessible via the company’s website. The information accessible thanks to COPP will go beyond what the industry, including project developers and registries, has traditionally made accessible to the public, ensuring public trust and credibility to credits generated by DevvStream’s programs.

“With COPP, we are taking a giant leap towards restoring faith in the carbon offset sector,” said Sunny Trinh, CEO of DevvStream. “Transparency is the cornerstone of environmental integrity, and every individual should have the ability to scrutinize the impact of individual carbon offset projects and assess the quality of the credits generated. With that in mind, our new platform provides unprecedented comparability and transparency to help organizations meet their net zero goals in a measurable and accountable way. The use of blockchain technology to make relevant project data available is representative of DevvStream’s commitment to leveraging technology to accelerate decarbonization around the globe. Our co-development projects meet the highest standards when it comes to environmental integrity, and this platform will provide customers and market participants with the assurance they need to invest in resulting carbon credits with confidence.”

Today’s announcement builds on the recent unveiling of the Buildings and Facilities Carbon Offset Program (BFCOP), which aims to reduce the barrier to entry for organizations seeking to generate carbon credit revenue within two main categories: (a) energy efficiency and fuel switching activities, and (b) onsite renewable energy generation. Taken together, these programs serve as a testament to DevvStream’s commitment to driving sustainable practices across industries. By offering public access to the platform through the DevvStream website, COPP is set to become an invaluable resource for those seeking to make informed decisions about carbon offset initiatives.

As COPP is utilized across DevvStream’s rapidly expanding program portfolio, the company expects to quickly broaden its scope, driving an increasingly useful resource for carbon market participants. In the coming months, the platform is poised to include data from all projects and programs, solidifying its status as a comprehensive hub for carbon offset information.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp. (Nasdaq: FIAC) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (DevvStream) to be listed on the Nasdaq Stock Market under the ticker symbol “DEVS”.

On Behalf of the Board of Directors,

Sunny Trinh, CEO

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Phone: (332) 242-4316

Disclaimer

This news release contains forward-looking statements, including statements that are not historical facts. All statements other than statements of historical fact included in this release are forward-looking statements. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company, and which are described in the Company’s public filings available under its profile at www.sedarplus.ca. The reader is cautioned not to place undue reliance on any forward-looking information. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company does not intend to update any of the included forward-looking statements except as required by Canadian securities laws.